

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2013

Via E-Mail
Peter Gassner
President, Chief Executive Officer and Director
Veeva Systems, Inc.
4637 Chabot Drive, Suite 210
Pleasanton, California 94588

> **Re:** **Veeva Systems, Inc.**
> **Confidential Draft Registration Statement No. 3 on Form S-1**
> **Submitted on August 2, 2013**
> **CIK 0001393052**

Dear Mr. Gassner:

We have reviewed your letter dated August 2, 2013, and the above-referenced draft registration statement, and have the following comments. Where we reference prior comments, we are referring to our letter dated July 24, 2013.

Industry and Market Data, page 37

1.   We note your response to prior comment 13, and your corresponding revised disclosure where you state that you believe that the information provided is "generally reliable." This statement appears to imply that certain of the information may not be reliable. Please tell us why information is being included in the registration statement if it is not reliable, or remove this portion of the disclaimer.

Management's Discussion and Analysis of Financial Condition and Results of Operations,

General

2.   We reissue comment 15 insofar as you have not quantified the portion of your total revenues from Veeva CRM, nor have you provided the number of Veeva CRM customers. Please consider including this information, as well as the corresponding information for Veeva Vault.

Overview, page 45

3.   We note your response to prior comment 16 where you state that your business and results of operations may be adversely affected if Veeva Vault, and other recently introduced solutions, do not achieve market acceptance. Please further expand your

disclosure to discuss the challenges you may face in achieving market acceptance for Veeva Vault. For example, please discuss the specific steps that you are taking to increase Veeva Vault revenues.

4.   We note your response to prior comment 18. Please expand your disclosure to provide more of the information included in your response. For example, the last sentence of your response seems to clarify your practice.

Revenues

Fiscal 2013 compared to Fiscal 2012, page 55

5.   We have reviewed your response to prior comment 20. We continue to note that your subscription services revenues increased 125% in 2013 compared to 2012 and your professional services and other revenues increased 96% over this same period. Your current disclosures identify more than one factor for this increase; however, you have not provided any type of quantification. In consideration of the significant increase in your revenues period over period, your current disclosures do not appear to allow your readers to understand which factor or factors impacted this increase. Please provide quantification to the material factors that impacted your revenue. Further, your response indicates that you endeavor to sell solutions other than your CRM solution. Tell us your consideration of quantifying revenue growth by solution. Similar concerns apply to your interim disclosures on page 52 and Fiscal 2012 compared to Fiscal 2011 disclosures on page 55. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Liquidity and Capital Resources, page 61

6.   We note your expanded disclosures in response to prior comment 22. Please expand your disclosures to provide a discussion of cash flows for the three months ended April 30, 2013 compared to April 30, 2012.

Critical Accounting Policies and Estimates

Stock-Based Compensation

Common Stock Valuations, page 65

7.   We note the significant increases in your common stock fair value per share between each of your grant dates in 2013. Please expand your disclosures to provide a more detailed reconciliation to explain the increases between each grant date. In addition, in light of these significant increases, please tell us if you have reevaluated your consideration to utilize the January 31, 2013 valuation for your March 2013 issuances.

February 2013, page 69

8.   We have reviewed your response to prior comment 24. Please revise your disclosures to discuss how these company adjustments impacted the set of companies in all of your valuation assumptions and estimates of market multiples, volatility and discount rates. Also revise to disclose any limitations or uncertainties over comparability.

Business

Our Customers, page 81

9.   We note your response to prior comment 27. Please expand your disclosures to include the percentage of revenues attributable to Eli Lilly and Novartis for prior periods presented in the registration statement.

Notes to Consolidated Financial Statements

Note 14. Information about Geographic Areas, page F-29

10.   We note your response to prior comment 36 indicates that you are unable to disclose revenues or long-lived assets for the United States or any other specific country. Please provide footnote disclosure to explain that you are unable to provide these disclosures by country and the reason for this inability. Refer to FASB ASC 280-10-50-41.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Craig Wilson, Senior Assistant Chief Accountant at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or, in his absence, me at (202) 551-3488 with any other questions.

                                                        Sincerely,

                                                        /s/ Barbara C. Jacobs for

                                                        Matthew Crispino
                                                        Attorney-Advisor

cc: Via E-Mail
        Brian C. Patterson, Esq.
        Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP